Exhibit 99.1

Nexen Inc.

Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months ended June 30, 2011

Nexen Inc.

Unaudited Condensed Consolidated Statement of Income

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions, except per share amounts)	2011	2010	2011	2010
Revenues and Other Income
Net Sales	1,507	1,305	3,105	2,652
Marketing and Other Income (Note 13)	95	96	141	187
	1,602	1,401	3,246	2,839
Expenses
Operating	341	321	704	644
Depreciation, Depletion, Amortization and Impairment	335	358	705	701
Transportation and Other	112	141	179	334
General and Administrative	76	40	181	149
Exploration	93	50	219	143
Finance (Note 8)	60	97	134	186
Loss on Debt Redemption and Repurchase (Note 7)	1	—	91	—
Net Gain from Dispositions	—	(80)	—	(80)
	1,018	927	2,213	2,077

Income from Continuing Operations before Provision for Income Taxes	584	474	1,033	762

Provision for (Recovery of) Income Taxes
Current	384	264	808	523
Deferred	(52)	(28)	73	(110)
	332	236	881	413

Net Income from Continuing Operations	252	238	152	349
Net Income from Discontinued Operations, Net of Tax (Note 14)	—	7	302	37
Net Income Attributable to Nexen Inc.	252	245	454	386

Earnings Per Common Share from Continuing Operations ($/share)
Basic	0.48	0.45	0.29	0.66

Diluted	0.45	0.42	0.27	0.62

Earnings Per Common Share ($/share)
Basic	0.48	0.47	0.86	0.74

Diluted	0.45	0.43	0.84	0.69

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Balance Sheet

	June 30	December 31	January 1
(Cdn$ millions)	2011	2010	2010
Assets
Current Assets
Cash and Cash Equivalents	1,312	1,005	1,700
Restricted Cash	50	40	198
Accounts Receivable (Note 3)	1,871	1,789	2,322
Derivative Contracts	80	149	466
Inventories and Supplies (Note 4)	344	550	680
Other	148	142	185
Assets Held for Sale (Note 14)	—	729	—
Total Current Assets	3,805	4,404	5,551
Non-Current Assets
Property, Plant and Equipment (Note 5)	14,628	14,579	14,669
Goodwill	276	286	330
Deferred Income Tax Assets	175	160	75
Derivative Contracts	27	116	225
Other Long-Term Assets	149	102	105
Total Assets	19,060	19,647	20,955

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities (Note 6)	2,988	2,459	2,681
Derivative Contracts	88	168	456
Accrued Interest Payable	74	83	89
Dividends Payable	26	26	26
Liabilities Held for Sale (Note 14)	—	582	—
Total Current Liabilities	3,176	3,318	3,252
Non-Current Liabilities
Long-Term Debt (Note 7)	4,150	5,090	7,259
Deferred Income Tax Liabilities	1,636	1,487	1,678
Asset Retirement Obligations (Note 9)	1,561	1,516	1,397
Derivative Contracts	35	115	210
Other Long-Term Liabilities	321	307	372
Equity (Note 11)
Nexen Inc. Shareholders’ Equity
Common Shares	1,142	1,111	1,050
Retained Earnings	7,094	6,692	5,704
Accumulated Other Comprehensive Loss	(55)	(37)	—
Total Nexen Inc. Shareholders’ Equity	8,181	7,766	6,754
Canexus Non-Controlling Interest (Note 14)	—	48	33
Total Equity	8,181	7,814	6,787
Commitments, Contingencies and Guarantees (Note 12)
Total Liabilities and Equity	19,060	19,647	20,955

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2011	2010	2011	2010
Operating Activities
Net Income from Continuing Operations	252	238	152	349
Net Income from Discontinued Operations	—	7	302	37
Charges and Credits to Income not Involving Cash (Note 15)	694	638	1,532	1,302
Exploration Expense	93	50	219	143
Income Taxes Paid	(69)	(43)	(460)	(250)
Interest Paid	(66)	(101)	(130)	(190)
Changes in Non-Cash Working Capital (Note 15)	121	(286)	153	(73)
Other	(11)	30	(18)	27
	1,014	533	1,750	1,345

Financing Activities
Proceeds from Short-Term Borrowings	—	156	—	156
Repayment of Term Credit Facilities, Net	—	(1,077)	—	(1,077)
Repayment of Long-Term Debt (Note 7)	(525)	—	(871)	—
Proceeds from Canexus Long-Term Debt, Net	—	46	5	68
Dividends Paid on Common Shares	(26)	(26)	(52)	(52)
Issue of Common Shares and Exercise of Tandem Options for Shares	8	10	31	35
Other	(6)	(16)	(4)	(20)
	(549)	(907)	(891)	(890)

Investing Activities
Capital Expenditures
Exploration, Evaluation, and Development	(481)	(748)	(935)	(1,236)
Capitalized Interest Paid	(29)	(22)	(57)	(40)
Corporate and Other	(20)	(70)	(37)	(134)
Proceeds from Dispositions	12	81	474	96
Changes in Restricted Cash	(2)	68	(11)	83
Changes in Non-Cash Working Capital (Note 15)	31	(13)	115	75
Other	(23)	(4)	(75)	(7)
	(512)	(708)	(526)	(1,163)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(15)	55	(26)	(22)

Increase (Decrease) in Cash and Cash Equivalents	(62)	(1,027)	307	(730)

Cash and Cash Equivalents — Beginning of Period	1,374	1,997	1,005	1,700

Cash and Cash Equivalents — End of Period [1]	1,312	970	1,312	970

[1]

Cash and cash equivalents at June 30, 2011 consists of cash of $218 million and short-term investments of $1,094 million (June 30, 2010 — cash of $237 million and short-term investments of $733 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Changes in Equity

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2011	2010	2011	2010

Common Shares, Beginning of Period	1,134	1,077	1,111	1,050
Issue of Common Shares	8	8	31	32
Exercise of Tandem Options for Shares	—	2	—	3
Accrued Liability Relating to Tandem Options Exercised for Common Shares	—	1	—	3
Balance at End of Period	1,142	1,088	1,142	1,088

Retained Earnings, Beginning of Period	6,868	5,819	6,692	5,704
Net Income Attributable to Nexen Inc.	252	245	454	386
Dividends on Common Shares (Note 11)	(26)	(26)	(52)	(52)
Balance at End of Period	7,094	6,038	7,094	6,038

Accumulated Other Comprehensive Loss, Beginning of Period	(48)	(13)	(37)	—
Other Comprehensive Income (Loss) Attributable to Nexen Inc.	(7)	8	(18)	(5)
Balance at End of Period	(55)	(5)	(55)	(5)

Canexus Non-Controlling Interests, Beginning of Period	—	39	48	33
Net Income Attributable to Non-Controlling Interests	—	(6)	1	(1)
Distributions Declared to Non-Controlling Interests	—	(3)	—	(7)
Issue of Partnership Units to Non-Controlling Interests	—	12	—	17
Disposition of Canexus (Note 14)	—	—	(49)	—
Balance at End of Period	—	42	—	42

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the Three and Six Months Ended June 30

	Three Months Ended June 30		Six Months Ended June 30
(Cdn$ millions)	2011	2010	2011	2010
Net Income	252	245	454	386
Other Comprehensive Income (Loss), Net of Income Taxes:
Foreign Currency Translation Adjustment
Net Gains (Losses) on Investment in Self-Sustaining Foreign Operations	(35)	221	(139)	66
Net Gains (Losses) on Foreign-Denominated Debt Hedging of Self-Sustaining Foreign Operations [1]	28	(213)	121	(71)
Other Comprehensive Income (Loss) Attributable to Nexen Inc.	(7)	8	(18)	(5)
Total Comprehensive Income	245	253	436	381

[1]

Net of income tax expense for the three months ended June 30, 2011 of $4 million (2010 — net of income tax recovery of $31 million) and net of income tax expense for the six months ended June 30, 2011 of $17 million (2010 — net of income tax recovery of $11 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Cdn$ millions, except as noted

1.             BASIS OF PRESENTATION

Nexen Inc. (Nexen, we or our) is an independent, global energy company with operations in the North Sea, Gulf of Mexico, offshore West Africa, Canada, Yemen and Colombia. Nexen is incorporated and domiciled in Canada. Nexen’s shares are publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange.

These Unaudited Condensed Consolidated Financial Statements for the three and six months ended June 30, 2011 have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Financial Statements do not include all of the information required for annual financial statements. Amounts relating to the three and six months ended June 30, 2010 and as at December 31, 2010 were previously presented in accordance with Canadian GAAP. These amounts have been restated as necessary to be compliant with our accounting policies under International Financial Reporting Standards (“IFRS”) (see Note 2). Reconciliations and descriptions relating to the transition from Canadian GAAP to IFRS are included in Note 17.

The Unaudited Condensed Consolidated Financial Statements were authorized for issue on July 13, 2011 and should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2010, which have been prepared in accordance with Canadian GAAP.

2.             ACCOUNTING POLICIES

The accounting policies we follow are described in Note 2 of the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2011.

Future Changes in Accounting Policies

As part of our transition to IFRS, we will adopt all IFRS accounting standards in effect on December 31, 2011.

The following standards and interpretations have not been adopted as they apply to future periods. They may result in future changes to our existing accounting policies and other note disclosures. We are currently evaluating the impact that these standards will have on our results of operations and financial position:

•                  IFRS 9 Financial Instruments — in November 2009, the International Accounting Standards Board (IASB) issued IFRS 9 to address classification and measurement of financial assets. In October 2010, the IASB revised the standard to include financial liabilities. The standard is required to be adopted for periods beginning January 1, 2013. Portions of the standard remain in development and the full impact of the standard will not be known until the project is complete.

•                  IFRS 10 Consolidated Financial Statements — in May 2011, the IASB issued IFRS 10 which provides additional guidance to determine whether an investee should be consolidated. The guidance applies to all investees, including special purpose entities. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 11 Joint Arrangements — in May 2011, the IASB issued IFRS 11 which presents a new model for determining whether an entity should account for joint arrangements using proportionate consolidation or the equity method. An entity will have to follow the substance rather than legal form of a joint arrangement and will no longer have a choice of accounting method. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 12 Disclosure of Interests in Other Entities — in May 2011, the IASB issued IFRS 12 which aggregates and amends disclosure requirements included within other standards. The standard requires a company to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IFRS 13 Fair Value Measurement — in May 2011, the IASB issued IFRS 13 to provide comprehensive guidance for instances where IFRS requires fair value to be used. The standard provides guidance on determining fair value and requires disclosures about those measurements. The standard is required to be adopted for periods beginning January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IAS 1 Presentation of Items of Other Comprehensive Income — in June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to split items of other comprehensive income (OCI) between those that are reclassed to income and those that do not. The standard is required to be adopted for periods beginning on or after July 1, 2012. We are evaluating the impact that this standard may have on our results of operations and financial position.

•                  IAS 19 Employee Benefits — in June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. The standard is required to be adopted for periods beginning on or after January 1, 2013. We are evaluating the impact that this standard may have on our results of operations and financial position.

3.             ACCOUNTS RECEIVABLE

	June 30	December 31	January 1
	2011	2010	2010
Trade
Energy Marketing	1,069	929	1,410
Oil and Gas	706	822	823
Other	6	2	44
	1,781	1,753	2,277
Non-Trade	131	80	99
	1,912	1,833	2,376
Allowance for Doubtful Receivables	(41)	(44)	(54)
Total [1]	1,871	1,789	2,322

[1]	At December 31, 2010, accounts receivable related to our chemicals operations have been included with assets held for sale (see Note 14).

Receivables are generally on 30-day terms and were current as of June 30, 2011, December 31, 2010 and January 1, 2010.

4.             INVENTORIES AND SUPPLIES

	June 30	December 31	January 1
	2011	2010	2010
Finished Products
Energy Marketing	223	452	548
Oil and Gas	58	35	25
Other	—	—	12
	281	487	585
Work in Process	7	5	7
Field Supplies	56	58	88
Total [1]	344	550	680

[1]	At December 31, 2010, inventories and supplies related to our chemicals operations have been included with assets held for sale (see Note 14).

5.             PROPERTY, PLANT AND EQUIPMENT

(a)                                  Carrying amount of PP&E

	Exploration and Evaluation	Assets Under Construction	Producing Oil & Gas Properties	Corporate and Other	Total
Cost
As at January 1, 2010	2,393	1,045	20,020	1,849	25,307
Additions	1,092	693	696	243	2,724
Disposals/Derecognitions	(70)	(8)	(1,638)	(122)	(1,838)
Transfers	(82)	78	4	—	—
Exploration Expense	(326)	—	(2)	—	(328)
Transferred to Held for Sale	—	—	—	(1,207)	(1,207)
Other	36	15	408	(3)	456
Effect of Changes in Exchange Rate	(51)	(75)	(603)	(3)	(732)
As at December 31, 2010	2,992	1,748	18,885	757	24,382
Additions	427	270	294	37	1,028
Disposals/Derecognitions	(43)	—	(51)	(11)	(105)
Transfers	(235)	235	—	—	—
Exploration Expense	(218)	—	(1)	—	(219)
Other	77	17	44	—	138
Effect of Changes in Exchange Rate	(27)	(59)	(330)	(3)	(419)
As at June 30, 2011	2,973	2,211	18,841	780	24,805

Accumulated DD&A
As at January 1, 2010	360	11	9,325	942	10,638
DD&A	41	—	1,384	119	1,544
Disposals/Derecognitions	(59)	(8)	(1,378)	(62)	(1,507)
Impairment Losses	—	—	139	—	139
Transferred to Held for Sale	—	—	—	(578)	(578)
Other	1	—	(7)	(5)	(11)
Effect of Changes in Exchange Rate	(12)	(3)	(409)	2	(422)
As at December 31, 2010	331	—	9,054	418	9,803
DD&A	24	—	645	36	705
Disposals/Derecognitions	(7)	—	(51)	(8)	(66)
Other	—	—	(2)	—	(2)
Effect of Changes in Exchange Rate	(7)	—	(253)	(3)	(263)
As at June 30, 2011	341	—	9,393	443	10,177

Net Book Value
As at January 1, 2010	2,033	1,034	10,695	907	14,669
As at December 31, 2010	2,661	1,748	9,831	339	14,579
As at June 30, 2011	2,632	2,211	9,448	337	14,628

Exploration and evaluation assets mainly comprise of unproved properties and capitalized exploration drilling costs. Assets under construction include our Usan development, offshore Nigeria.

(b)                                  Impairment

Our DD&A expense for 2010 includes non-cash impairment charges of $139 million for properties in the US Gulf of Mexico and Canada. In the second half of 2010, low natural gas prices, higher estimated future abandonment costs and declining production performance reduced properties’ estimated future cash flows, which resulted in impairments for properties in the US Gulf of Mexico and Canada.

These properties were written down to their estimated fair value based on their estimated future discounted net cash flows. The estimated future cash flows incorporate a risk-adjusted discount rate and management’s estimates of future prices, capital expenditures and production.

6.             ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30	December 31	January 1
	2011	2010	2010
Energy Marketing Payables	1,051	1,016	1,366
Accrued Payables	664	676	619
Income Taxes Payable	733	345	179
Trade Payables	176	164	210
Stock-Based Compensation	99	111	173
Other	265	147	134
Total [1]	2,988	2,459	2,681

[1]	At December 31, 2010, accounts payable and accrued liabilities related to our chemicals operations have been included with liabilities held for sale (see Note 14).

7.             LONG-TERM DEBT

	June 30	December 31	January 1
	2011	2010	2010
Term Credit Facilities, due 2016 (a)	—	—	1,570
Notes, due 2013 (US$500 million) (b)	—	497	523
Notes, due 2015 (US$126 million) (c)	121	249	262
Notes, due 2017 (US$62 million) (c)	60	249	262
Notes, due 2019 (US$300 million)	289	298	314
Notes, due 2028 (US$200 million)	193	199	209
Notes, due 2032 (US$500 million)	482	497	523
Notes, due 2035 (US$790 million)	762	786	827
Notes, due 2037 (US$1,250 million)	1,205	1,243	1,308
Notes, due 2039 (US$700 million)	675	696	733
Subordinated Debentures, due 2043 (US$460 million)	444	457	481
	4,231	5,171	7,012
Unamortized debt issue costs	(81)	(81)	(88)
	4,150	5,090	6,924
Canexus debt	—	—	335
Total	4,150	5,090	7,259

(a)                                  Term credit facilities

We have unsecured term credit facilities of $3 billion (US$3.1 billion) available until 2016, none of which were drawn at either June 30, 2011 or December 31, 2010. Borrowings are available as Canadian bankers’ acceptances, LIBOR-based loans, Canadian prime rate loans, US-dollar base rate loans or British pound call-rate loans. Interest is payable at floating rates. During the six months ended June 30, 2011, we did not incur any interest expense on our term credit facilities. The weighted-average interest rate on our term credit facilities for the three months ended June 30, 2010 was 1.3% and 1.1% for the six months ended June 30, 2010. At June 30, 2011, $279 million (US$289 million) of these facilities were utilized to support outstanding letters of credit (December 31, 2010 — $322 million (US$324 million)).

(b)                                  Redemption of Notes, due 2013

During the quarter, we redeemed and cancelled US$500 million of principal from bonds due in 2013. We paid $525 million for the redemption. We recorded a $52 million loss during the first quarter as the difference between carrying value and the redemption price.

(c)                                  Repurchase for Cancellation of Certain 2015 and 2017 Notes

In the first quarter, we repurchased and cancelled US$124 million and US$188 million of principal from the 2015 and 2017 bonds, respectively. We paid $346 million for the repurchase and recorded a $39 million loss as the difference between carrying value and the redemption price.

(d)                                  Short-term borrowings

Nexen has uncommitted, unsecured credit facilities of approximately $463 million (US$481 million), none of which were drawn at either June 30, 2011 or December 31, 2010. We utilized $24 million (US$25 million) of these facilities to support outstanding letters of credit at June 30, 2011 (December 31, 2010—$112 million (US$112 million)). Interest is payable at floating rates.

8.             FINANCE EXPENSE

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Long-Term Debt Interest Expense	74	89	158	180
Accretion Expense related to Asset Retirement Obligations (Note 9)	12	9	23	19
Other Interest Expense	3	17	10	21
Total	89	115	191	220
Less: Capitalized at 6.5% (2010 – 5.2%)	(29)	(18)	(57)	(34)
Total [1]	60	97	134	186

1  Excludes interest expense related to our chemical operations (see Note 14).

Capitalized interest relates to and is included as part of the cost of our oil and gas properties. The capitalization rates are based on our weighted-average cost of borrowings.

9.             ASSET RETIREMENT OBLIGATIONS (ARO)

Changes in the carrying amount of our ARO provisions are as follows:

	Six Months Ended June 30	Twelve Months Ended December 31
	2011	2010
ARO, Beginning of Period	1,571	1,432
Obligations Incurred with Development Activities	19	81
Changes in Estimates	42	332
Obligations Related to Dispositions	(3)	(224)
Obligations Settled	(25)	(43)
Accretion	23	47
Effects of Changes in Foreign Exchange Rate	(13)	(54)
ARO, End of Period	1,614	1,571

Of which:
Due within Twelve Months [1]	53	55
Due after Twelve Months	1,561	1,516

1  Included in accounts payable and accrued liabilities.

ARO represents the present value of estimated remediation and reclamation costs associated with our PP&E. We have discounted the estimated asset retirement obligation using a weighted-average risk-free rate of 3.0% (2010—3.3%). While the provision for abandonment is based on our best estimates of future costs and the economic lives of the assets involved, there is uncertainty regarding both the amount and timing of incurring these costs. We expect approximately $367 million included in our ARO will be settled over the next five years with the balance settling beyond that. We expect to fund ARO from future cash flows from our operations.

10.          RELATED PARTY DISCLOSURES

Major subsidiaries and joint ventures

The Unaudited Condensed Consolidated Financial Statements include the financial statements of Nexen Inc. and our subsidiaries as at June 30, 2011. The following is a list of the major subsidiaries of our operations. Transactions between subsidiaries are eliminated on consolidation. Nexen did not have any material related party transactions with entities outside the consolidated group in the six months ended June 30, 2011 and 2010.

Major subsidiaries	Country of Incorporation	Principal Activities	Ownership
Nexen Petroleum UK Limited	United Kingdom	Oil & Gas	100%
Nexen Ettrick UK Limited	United Kingdom	Oil & Gas	100%
Nexen Petroleum Dragon UK Limited	United Kingdom	Oil & Gas	100%
Nexen Petroleum Nigeria Limited	Nigeria	Oil & Gas	100%
Nexen Petroleum Offshore USA Inc	United States	Oil & Gas	100%
Canadian Nexen Petroleum Yemen	Yemen	Oil & Gas	100%
Canadian Nexen Petroleum East Al Hajr	Canada	Oil & Gas	100%
Nexen Petroleum Colombia Limited	Jersey	Oil & Gas	100%
Nexen Med Hat-Hatton Partnership	Canada	Oil & Gas	100%
Nexen Crossfield Partnership	Canada	Oil & Gas	100%
Nexen Marketing	Canada	Marketing	100%
Nexen Energy Marketing Europe	United Kingdom	Marketing	100%
Nexen Energy Marketing USA Inc	United States	Marketing	100%

Joint Venture
Syncrude	Canada	Oil & Gas	7.23%

11.          EQUITY

(a)                                  Common Shares

Authorized share capital consists of an unlimited number of common shares of no par value and an unlimited number of Class A preferred shares of no par value, issuable in series. At June 30, 2011, there were 527,014,110 common shares outstanding (December 31, 2010 — 525,706,403 shares; January 1, 2010 — 522,915,843 shares). There were no preferred shares issued and outstanding (December 31, 2010 — nil; January 1, 2010 — nil).

(b)                                  Dividends

Dividends paid per common share for the three months ended June 30, 2011 were $0.05 per common share (three months ended June 30, 2010 — $0.05). Dividends per common share for the six months ended June 30, 2011 were $0.10 per common share (six months ended June 30, 2010 — $0.10). Dividends paid to holders of common shares have been designated as “eligible dividends” for Canadian tax purposes. On July 13, 2011, the Board of Directors declared a quarterly dividend of $0.05 per common share, payable October 1, 2011 to the shareholders of record on September 9, 2011.

12.          COMMITMENTS, CONTINGENCIES AND GUARANTEES

As described in Note 15 to the 2010 Audited Consolidated Financial Statements, there are a number of lawsuits and claims pending, the ultimate results of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe that payments, if any, related to existing indemnities, would not have a material adverse effect on our liquidity, financial condition or results of operations.

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into new drilling rig commitments in the UK North Sea and made additional office lease commitments, comprised of the following:

	2011	2012	2013	2014	2015	Thereafter
Drilling Rig Commitments	39	71	12	—	—	—
Operating Lease Commitments	—	2	5	6	7	50

The commitments above are in addition to those included in Note 15 to the 2010 Audited Consolidated Financial Statements. Our operating leases, transportation and storage commitments, and other drilling rig commitments as at June 30, 2011 have not materially changed from the information previously disclosed in our 2010 Audited Consolidated Financial Statements.

13.          MARKETING AND OTHER INCOME

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Marketing Revenue, Net	51	113	102	196
Insurance Proceeds	26	—	26	—
Change in Fair Value of Crude Oil Put Options	—	2	(7)	(14)
Foreign Exchange Gains (Losses)	6	(11)	(16)	(2)
Other	12	(8)	36	7
Total	95	96	141	187

14.          DISCONTINUED OPERATIONS

In February 2011, we completed the sale of our 62.7% investment in Canexus Limited Partnership, which operates a chemicals business, for net proceeds of $458 million and we realized a gain on disposition of $348 million in the first quarter. In the fourth quarter of 2010, we received board approval to sell our interest in Canexus and classified the assets and liabilities as held for sale at December 31, 2010. The gain on sale and results of our chemicals business have been presented as discontinued operations.

In July 2010, we completed the sale of our heavy oil properties in Canada. We received proceeds of $939 million, net of closing adjustments and realized a gain on disposition of $828 million in the third quarter of 2010. The gain on sale and results of operations of these properties have been presented as discontinued operations.

	Three Months Ended June 30
	2010
	Canada	Chemicals	Total
Revenues and Other Income
Net Sales	56	105	161
Other	—	(7)	(7)
	56	98	154
Expenses
Operating	22	78	100
Depreciation, Depletion, Amortization and Impairment	7	8	15
Transportation and Other	—	12	12
General and Administrative	5	8	13
Finance	2	6	8
	36	112	148
Income (Loss) before Provision for Income Taxes	20	(14)	6
Less: Provision for Deferred Income Taxes	5	(3)	2

Income (Loss) before Non-Controlling Interest	15	(11)	4
Less: Non-Controlling Interest	—	(3)	(3)
Net Income (Loss) from Discontinued Operations, Net of Tax	15	(8)	7

Earnings Per Common Share
Basic			0.02
Diluted			0.01

	Six Months Ended June 30
	2011	2010
	Chemicals	Canada	Chemicals	Total
Revenues and Other Income
Net Sales	42	125	218	343
Other	(1)	—	—	—
Gain on Disposition	348	—	—	—
	389	125	218	343
Expenses
Operating	25	45	148	193
Depreciation, Depletion, Amortization and Impairment	4	20	14	34
Transportation and Other	2	2	28	30
General and Administrative	2	9	18	27
Finance	2	3	7	10
	35	79	215	294
Income before Provision for Income Taxes	354	46	3	49
Less: Provision for Deferred Income Taxes	51	10	1	11

Income before Non-Controlling Interest	303	36	2	38
Less: Non-Controlling Interest	1	—	1	1
Net Income from Discontinued Operations, Net of Tax	302	36	1	37

Earnings Per Common Share
Basic	0.57			0.08
Diluted	0.57			0.07

The following table provides the assets and liabilities that are associated with our chemicals business at December 31, 2010 and January 1, 2010. There were no assets or liabilities related to our chemical operations at June 30, 2011.

	December 31		January 1
	2010		2010
Cash and Cash Equivalents	3		14
Accounts Receivable	48		54
Inventories and Supplies	35		33
Other Current Assets	1		3
Property, Plant and Equipment, Net of Accumulated DD&A	629		535
Deferred Income Tax Assets	7		4
Other Long-Term Assets	6		11
Assets	729	[1]	654
Accounts Payable and Accrued Liabilities	59		64
Accrued Interest Payable	3		—
Long-Term Debt	414		335
Deferred Income Tax Liabilities	15		11
Asset Retirement Obligations	73		74
Other Long-Term Liabilities	18		16
Liabilities	582	[1]	500
Equity — Canexus Non-Controlling Interest	48		33

1  Included in assets and liabilities held for sale at December 31, 2010.

15.          CASH FLOWS

(a)                                  Charges and credits to income not involving cash

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Depreciation, Depletion, Amortization and Impairment	335	358	705	701
Finance	60	97	134	186
Stock-Based Compensation	(29)	(61)	(2)	(59)
Loss on Debt Redemption and Repurchase	1	—	91	—
Non-cash Items Included in Discontinued Operations	—	27	(290)	60
Provision for Income Taxes	332	236	881	413
Foreign Exchange	(6)	(1)	17	1
Other	1	(18)	(4)	—
Total	694	638	1,532	1,302

(b)                                  Changes in non-cash working capital

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Accounts Receivable	194	(16)	(134)	(234)
Inventories and Supplies	163	(37)	184	76
Other Current Assets	(17)	5	(9)	78
Accounts Payable and Accrued Liabilities	(188)	(251)	227	82
Total	152	(299)	268	2

Relating to:
Operating Activities	121	(286)	153	(73)
Investing Activities	31	(13)	115	75
Total	152	(299)	268	2

16.          OPERATING SEGMENTS AND RELATED INFORMATION

Effective in the first quarter of 2011, we amended our segment reporting to reflect changes in our business. In 2010, we disposed of non-core operations including heavy oil operations in Canada, chemicals and certain energy marketing businesses, and ramped up production at Long Lake. We report our segments to align with our key growth strategies, specifically, Conventional Oil and Gas, Oil Sands and Unconventional Gas. Prior period results have been revised to reflect the presentation changes made in the current period.

Nexen has the following operating segments:

Conventional Oil and Gas: We explore for, develop and produce crude oil and natural gas from conventional sources around the world. Our operations are focused on the UK, North America (Canada and US) and other countries (Yemen, offshore West Africa and Colombia).

Oil Sands: We develop and produce synthetic crude oil from the Athabasca oil sands in northern Alberta. We produce bitumen using in situ and mining technologies and upgrade it into synthetic crude oil before ultimate sale. Our in situ activities are comprised of our operations at Long Lake and future development phases. Our mining activities are conducted through our 7.23% ownership of the Syncrude Joint Venture.

Unconventional Gas: We explore for and produce unconventional gas from shale formations in northeastern British Columbia and Poland. Production and results of operations are included within Conventional Oil and Gas until they become significant.

Corporate and Other includes energy marketing, unallocated items and the results of Canexus prior to its sale in February 2011. Canexus manufactures, markets and distributes industrial chemicals, principally sodium chlorate, chlorine, muriatic acid and caustic soda. The results of our chemicals business have been presented as discontinued operations.

The accounting policies of our operating segments are the same as those described in Note 2. Net income of our operating segments excludes interest income, interest expense, unallocated corporate expenses and foreign exchange gains and losses. Identifiable assets are those used in the operations of the segments.

Segmented net income for the three months ended June 30, 2011

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	764	134	229		188	181	11	1,507
Marketing and Other Income	1	30	3		—	1	60	95
	765	164	232		188	182	71	1,602

Less: Expenses
Operating	61	36	35		127	75	7	341
Depreciation, Depletion, Amortization and Impairment	133	116	23		36	14	13	335
Transportation and Other	—	11	11		51	6	33	112
General and Administrative	2	19	8		2	—	45	76
Exploration	13	41	37	[2]	2	—	—	93
Finance	5	4	1		—	2	48	60
Net Loss on Debt Redemption	—	—	—		—	—	1	1
Income (Loss) from Continuing Operations before Income Taxes	551	(63)	117		(30)	85	(76)	584
Less: Provision for (Recovery of) Income Taxes	326	(15)	22		(7)	21	(15)	332
Net Income (Loss)	225	(48)	95		(23)	64	(61)	252

Capital Expenditures	104	123	171		91	27	14	530

1  Includes results of conventional crude oil and natural gas operations in Yemen and Colombia.

2  Includes exploration activities primarily in Yemen, Nigeria, Norway, Colombia and Poland.

Segmented net income for the three months ended June 30, 2010

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	735	133	171		102	152	12	1,305
Marketing and Other Income	4	1	3		—	1	87	96
	739	134	174		102	153	99	1,401

Less: Expenses
Operating	77	44	38		85	70	7	321
Depreciation, Depletion, Amortization and Impairment	189	92	25		25	13	14	358
Transportation and Other	1	5	3		32	4	96	141
General and Administrative	—	11	(1)		—	—	30	40
Exploration	7	18	24	[2]	1	—	—	50
Finance	4	4	—		—	1	88	97
Net Gain from Dispositions	—	—	—		(80)[3]	—	—	(80)
Income (Loss) from Continuing Operations before Income Taxes	461	(40)	85		39	65	(136)	474
Less: Provision for (Recovery of) Income Taxes	230	(10)	22		10	16	(32)	236
Income (Loss) from Continuing Operations	231	(30)	63		29	49	(104)	238
Add: Net Income (Loss) from Discontinued Operations (Note 14)	—	15	—		—	—	(8)	7
Net Income (Loss)	231	(15)	63		29	49	(112)	245

Capital Expenditures	150	380	170		45	25	70	840

1  Includes results of conventional crude oil and natural gas operations in Yemen and Colombia.

2  Includes exploration activities primarily in Yemen, Nigeria, Norway and Colombia.

3  Gain on disposition of non-core lands in the Athabasca region.

Segmented net income for the six months ended June 30, 2011

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	1,726	267	414		303	370	25	3,105
Marketing and Other Income	17	32	7		—	1	84	141
	1,743	299	421		303	371	109	3,246

Less: Expenses
Operating	159	76	70		234	150	15	704
Depreciation, Depletion, Amortization and Impairment	315	221	48		65	30	26	705
Transportation and Other	—	15	16		69	12	67	179
General and Administrative	(10)	52	23		13	—	103	181
Exploration	17	100	100	[2]	2	—	—	219
Finance	10	8	1		1	3	111	134
Net Loss on Debt Redemption	—	—	—		—	—	91	91
Income (Loss) from Continuing Operations before Income Taxes	1,252	(173)	163		(81)	176	(304)	1,033
Less: Provision for (Recovery of) Income Taxes	1,012	(46)	4		(20)	44	(113)	881
Income (Loss) from Continuing Operations	240	(127)	159		(61)	132	(191)	152
Add: Net Income from Discontinued Operations (Note 14)	—	—	—		—	—	302	302
Net Income (Loss)	240	(127)	159		(61)	132	111	454

Capital Expenditures	178	242	317		220	46	26	1,029

1  Includes results of conventional crude oil and natural gas operations in Yemen and Colombia.

2  Includes exploration activities primarily in Yemen, Nigeria, Norway, Colombia and Poland.

Segmented net income for the six months ended June 30, 2010

	Conventional				Oil Sands		Corporate and Other	Total
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude

Net Sales	1,490	294	368		193	286	21	2,652
Marketing and Other Income	9	1	8		—	2	167	187
	1,499	295	376		193	288	188	2,839

Less: Expenses
Operating	154	82	80		180	132	16	644
Depreciation, Depletion, Amortization and Impairment	353	190	62		40	27	29	701
Transportation and Other	4	10	6		83	11	220	334
General and Administrative	13	30	8		4	—	94	149
Exploration	31	41	70	[2]	1	—	—	143
Finance	8	8	—		1	2	167	186
Net Gain from Dispositions	—	—	—		(80)[3]	—	—	(80)
Income (Loss) from Continuing Operations before Income Taxes	936	(66)	150		(36)	116	(338)	762
Less: Provision for (Recovery of) Income Taxes	468	(17)	21		(9)	29	(79)	413
Income (Loss) from Continuing Operations	468	(49)	129		(27)	87	(259)	349
Add: Net Income from Discontinued Operations (Note 14)	—	36	—		—	—	1	37
Net Income (Loss)	468	(13)	129		(27)	87	(258)	386

Capital Expenditures	277	527	313		109	49	135	1,410

1  Includes results of conventional crude oil and natural gas operations in Yemen and Colombia.

2  Includes exploration activities primarily in Yemen, Nigeria, Norway and Colombia.

3  Gain on disposition of non-core lands in the Athabasca region.

Segmented assets as at June 30, 2011

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,423	3,199		1,822		5,982		1,272	2,362	[1]	19,060

Property, Plant and Equipment
Cost	6,332	6,484		3,840		5,975		1,563	611		24,805
Less: Accumulated DD&A	3,277	3,670		2,348		145		387	350		10,177
Net Book Value	3,055	2,814	[2]	1,492	[3]	5,830	[4]	1,176	261		14,628

Goodwill	269	—		—		—		—	7		276

1  Includes cash of $583 million, and Energy Marketing accounts receivable and inventory of $1,292 million.

2  Includes capitalized costs of $1,070 million associated with our Canadian shale gas operations.

3  Includes $1,398 million related to our Usan development, offshore Nigeria.

4  Includes net book value of $4,962 million for Long Lake Phase 1 and $868 million for future phases of our in situ oil sands projects.

Segmented assets as at December 31, 2010

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,249	3,195		1,646		5,782		1,259	3,516	[1]	19,647

Property, Plant and Equipment
Cost	6,389	6,422		3,700		5,756		1,519	596		24,382
Less: Accumulated DD&A	3,055	3,597		2,370		91		359	331		9,803
Net Book Value	3,334	2,825	[2]	1,330	[3]	5,665	[4]	1,160	265		14,579

Goodwill	277	—		—		—		—	9		286

[1]	Includes cash of $817 million, Energy Marketing accounts receivable and inventory of $1,381 million and Chemicals assets of $729 million.
[2]	Includes capitalized costs of $938 million associated with our Canadian shale gas operations.
[3]	Includes $1,210 million related to our Usan development, offshore Nigeria.
[4]	Includes net book value of $4,865 million for Long Lake Phase 1 and $800 million for future phases of our in situ oil sands projects.

Segmented assets as at January 1, 2010

	Conventional					Oil Sands			Corporate and Other		Total
	United Kingdom	North America		Other Countries		In Situ		Syncrude

Total Assets	4,840	3,146		1,320		5,616		1,165	4,868	[1]	20,955

Property, Plant and Equipment
Cost	5,884	7,464		3,344		5,523		1,390	1,702		25,307
Less: Accumulated DD&A	2,458	4,600		2,387		7		319	867		10,638
Net Book Value	3,426	2,864	[2]	957	[3]	5,516	[4]	1,071	835		14,669

Goodwill	292	—		—		—		—	38		330

[1]	Includes cash of $1,016 million, Energy Marketing accounts receivable and inventory of $1,958 million and Chemicals assets of $654 million.
[2]	Includes capitalized costs of $477 million associated with our Canadian shale gas operations.
[3]	Includes $760 million related to our Usan development, offshore Nigeria.
[4]	Includes net book value of $4,776 million for Long Lake Phase 1 and $740 million for future phases of our in situ oil sands projects.

17.                               TRANSITION TO IFRS

For all periods up to and including the year ended December 31, 2010, we prepared our Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP). As a publicly listed company in Canada, we are required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for all periods after January 1, 2011 including comparative historical information. As we are also publicly listed in the United States, we were required to include a reconciliation of our financial results between Canadian GAAP and US GAAP. The reconciliation to US GAAP is no longer required.

In accordance with transitional provisions, we prepared our opening balance sheet as at January 1, 2010 (the transition date) and 2010 comparative financial information using the accounting policies set out in Note 2. The consolidated financial statements for the year ended December 31, 2011 will be the first annual financial statements that comply with IFRS by applying existing IFRS with an effective date of December 31, 2011 or earlier. This transition note explains the material adjustments we made to convert our financial statements to IFRS.

Elected Exemptions from Full Retrospective Application

In preparing these Unaudited Condensed Consolidated Financial Statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS 1), we applied the following optional exemptions from full retrospective application of IFRS.

(i)                          Business Combinations

We applied the business combinations exemption to not apply IFRS 3 Business Combinations retrospectively to past business combinations. Accordingly, we have not restated business combinations that took place prior to the transition date.

(ii)                       Fair Value or Revaluation as Deemed Cost

We elected to measure certain producing oil and gas properties at fair value as at the transition date and use that amount as its deemed cost in the opening IFRS balance sheet.

(iii)                    Cumulative Translation Differences

We elected to set the cumulative translation account, which is included in accumulated other comprehensive income, to nil at January 1, 2010. This exemption has been applied to all subsidiaries.

(iv)                   Share-based Payment Transactions

We elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated.

(v)                      Employee Benefits

We elected to apply the exemption for employee benefits to recognize the accumulated unrecognized net actuarial loss in retained earnings at January 1, 2010. This exemption has been applied to all defined benefit pension plans.

(vi)                   Asset Retirement Obligations

We applied the exemption from full retrospective application of our asset retirement obligations as permitted for first-time adoption of IFRS. As such, we re-measured ARO as at January 1, 2010. We estimated the amount to be included in the related asset by discounting the liability to the date when the obligation first arose using our best estimates of the historical risk-free discount rates applicable during the intervening period.

(vii)                Borrowing Costs

We applied an IFRS transitional exemption to prospectively capitalize borrowing costs from the transition date. As a result, borrowing costs previously capitalized under Canadian GAAP were expensed to retained earnings.

Mandatory Exceptions to Retrospective Application

In preparing these Unaudited Condensed Consolidated Financial Statements in accordance with IFRS 1, we were required to apply the following mandatory exceptions from full retrospective application of IFRS.

(i)                         Hedge Accounting

Only hedging relationships that satisfied the hedge accounting criteria as of the transition date are reflected as hedges in our results under IFRS. Any derivatives not meeting the IAS 39 Financial Instruments: Recognition and Measurement criteria for hedge accounting were recorded as a non-hedging derivative financial instrument.

(ii)                      Estimates

Hindsight was not used to create or revise estimates and accordingly, our estimates previously made under Canadian GAAP are consistent with their application under IFRS.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires the presentation of a reconciliation of shareholders’ equity, net income, comprehensive income, and cash flows for prior periods. The transition from Canadian GAAP to IFRS had no material effect upon previously reported cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods for shareholders’ equity, net income, and comprehensive income:

Reconciliation of Shareholders’ Equity

		January 1	June 30	December 31
(Cdn$ millions)	Note	2010	2010	2010
Shareholders’ Equity under Canadian GAAP		7,646	8,080	8,791
Differences increasing (decreasing) reported shareholders’ equity:
Borrowing Costs	(i)	(841)	(814)	(778)
Asset Retirement Obligations	(ii)	(228)	(252)	(241)
Employee Benefits	(iii)	(104)	(104)	(150)
Stock-Based Compensation	(iv)	(96)	(81)	(92)
Property, Plant & Equipment	(v)	(124)	(112)	(90)
Foreign Exchange	(vi)	(11)	(9)	—
Long-term Debt	(vii)	(9)	(26)	(28)
Income Taxes	(viii)	554	473	429
Other		—	8	(27)
Shareholders’ Equity under IFRS		6,787	7,163	7,814

(i)                         Borrowing Costs

We applied the IFRS 1 exemption to prospectively capitalize borrowing costs from the transition date as described above.

(ii)                     Asset Retirement Obligations (ARO)

We applied the IFRS 1 exemption for asset retirement obligations and re-measured our ARO as at January 1, 2010 as described above.

(iii)                   Employee Benefits

We have chosen to include previously unrecognized actuarial gains and losses of our defined benefit pension plans on the balance sheet under IFRS. Under Canadian GAAP, we amortized actuarial gains and losses to income over the estimated average remaining service life, with disclosure of the unrecognized amount in the notes to the Consolidated Financial Statements. On January 1, 2010, we applied the IFRS 1 exemption to recognize the accumulated unrecognized net actuarial loss in retained earnings on transition to IFRS.

(iv)                  Stock-Based Compensation (SBC)

Under Canadian GAAP, we recorded obligations for liability-based stock compensation plans using the intrinsic-value method of accounting. IFRS requires that we record these SBC obligations at fair value and subsequently re-measure the obligation each reporting period. Our tandem option, stock appreciation rights and restricted share unit plans are considered liability-based stock compensation plans. On transition, we recorded the liability at fair value for unsettled awards.

(v)                     Property Plant and Equipment

Impairment

Under Canadian GAAP, if indications of impairment exist and the asset’s estimated undiscounted future cash flows were lower than it’s carrying amount, the carrying value was written down to fair value. Under IFRS, if indications of impairments exist, the asset’s carrying value is immediately compared to its estimated recoverable amount, which could trigger additional impairment under IFRS. We elected to measure certain producing oil and gas properties at fair value as at the transition date and use that amount as its deemed cost in the opening IFRS balance sheet. As a result, oil and gas properties were written down to fair value of $460 million and resulted in an impairment expense of $91 million on transition.

Componentization

Under Canadian GAAP, we depleted oil and gas capitalized costs using the unit-of-production method on a field-by-field basis and depreciated non-resource capitalized costs based on their estimated useful life. On adoption of IFRS, we reviewed our PP&E to identify each material component that has a significantly different useful life and as a result, adjustments to the accumulated depletion of certain assets were required on transition to IFRS.

Major Maintenance

Under Canadian GAAP, operating expenses included major maintenance costs that were expensed as incurred. Under IFRS, these costs are capitalized and depreciated separately until the next planned major maintenance project.

(vi)                Foreign Exchange

Foreign Currency Translation

We applied the first-time IFRS adoption exemption to reset our cumulative translation differences to nil on the transition date. Accumulated foreign exchange gains and losses of our self-sustaining foreign operations, net of foreign exchange translation gains and losses of long-term debt designated as hedges are included in retained earnings on the transition date. This one-time adjustment had no impact on shareholders’ equity on transition.

Change in Functional Currency

As a result of additional guidance under IFRS, our assessment of the functional currency of a subsidiary changed from Canadian dollars to US dollars to better reflect the economic environment in which it operates.

(vii)                Long-Term Debt

Canexus Convertible Debentures

Canexus unitholders have the ability to redeem fund units for cash pursuant to the terms of the trust indenture. Under IFRS, these convertible debentures are considered to be financial liabilities containing an embedded derivative. Under Canadian GAAP, the convertible debentures were considered to be compound instruments with an equity component. Accordingly, the equity component and unamortized deferred transaction costs recorded under Canadian GAAP were derecognized on January 1, 2010 and charged to retained earnings. We elected to recognize the convertible debentures at fair value and to recognize changes in fair value in net income during the period of change.

(viii)            Income Taxes

Recognition of Deferred Tax Credit

In 2008, we completed an internal reorganization and financing of our assets in the North Sea, which provided us with a one-time tax deduction in the UK. Canadian GAAP precluded us from recognizing the full estimated benefit of the tax deductions until the assets were recognized in net income either by a sale or depletion through use. As a result, we deferred the initial recognition of the benefit and were amortizing it to future income tax expense over the life of the underlying assets under Canadian GAAP. On adoption of IFRS, no such prohibition exists and we recognized the remaining deferred tax credit in retained earnings on transition to IFRS.

Exceptions

Under Canadian GAAP, deferred taxes were generally provided on all temporary differences. Conversely, IFRS does not recognize deferred taxes on temporary differences arising from the initial recognition of assets or liabilities in transactions that are not business combinations and that affect neither accounting nor taxable profit or loss.

Reconciliation of Net Income

		Three Months Ended	Six Months Ended	Twelve Months Ended
		June 30	June 30	December 31
(Cdn$ millions)	Note	2010	2010	2010
Net Income under Canadian GAAP		255	440	1,197
Differences increasing (decreasing) reported net income:
Borrowing Costs	(i)	16	27	63
Asset Retirement Obligations	(ii)	(7)	(24)	(13)
Stock-Based Compensation	(iii)	23	14	3
Property, Plant & Equipment	(iv)	4	12	34
Long-term Debt	(v)	(13)	(17)	(19)
Income Taxes	(vi)	(54)	(81)	(136)
Other		21	15	(2)
Total Differences in Net Income		(10)	(54)	(70)
Net Income under IFRS		245	386	1,127

(i)                          Borrowing Costs

We applied an IFRS transitional exemption to prospectively capitalize borrowing costs from the transition date. As a result, borrowing costs previously capitalized under Canadian GAAP were expensed to shareholders’ equity. The reduced capitalized amounts decreased DD&A expense during 2010.

(ii)                       Asset Retirement Obligations (ARO)

Under Canadian GAAP, foreign exchange translation gains and losses arising from the revaluation of GBP-denominated asset retirement obligations were included in net income in the period in which they occurred. Under IFRS, these translation gains and losses are treated as a change in estimate and therefore increase or decrease PP&E with a corresponding impact on net income.

(iii)                    Stock-Based Compensation (SBC)

As described above, we record obligations for liability-based stock compensation plans at fair value each reporting period. Our tandem option, stock appreciation rights and restricted share unit plans are considered liability-based stock compensation plans. The changes in the SBC fair value in 2010 were recognized in net income.

(iv)                   Property Plant and Equipment

Impairment

As described above, certain properties were impaired and written down to fair value on transition. These adjustments reduced IFRS DD&A expense during 2010 by immaterial amounts. In the last half of 2010, additional properties were impaired and written down to fair value. The impairment expense of $46 million reduced net income in the third and fourth quarters.

Major Maintenance Costs

As described above, Canadian GAAP operating expenses included major maintenance costs that were expensed as incurred. Under IFRS, these costs are capitalized and depreciated separately until the next planned major maintenance project. During 2010, we capitalized $18 million of maintenance costs under IFRS that were expensed as operating costs under Canadian GAAP.

Gain on Sale of Heavy Oil Properties

We completed the sale of our Canadian heavy oil properties in the third quarter of 2010. As the adoption of IFRS resulted in different carrying values of property, plant & equipment and asset retirement obligations prior to the sale, our gain on sale under IFRS was $47 million higher.

(v)                      Long-Term Debt

Canexus Convertible Debentures

As described above, we elected to carry the Canexus convertible debentures at fair value under IFRS. The change in fair value during 2010 was included in net income.

(vi)                   Income Taxes

Recognition of Deferred Tax Credit

As described above, we amortized a deferred tax credit to income over the life of the underlying asset under Canadian GAAP. Under IFRS, the deferred tax credit was recognized in retained earnings on transition. Therefore, IFRS net income was lower by $29 million and $59 million for the three and six months ended June 30, 2010, respectively, and lower by $117 million for the twelve months ended December 31, 2010.

Other

All other adjustments to IFRS net income were tax effected which increased deferred tax expense by $25 million and $22 million for the three and six months ended June 30, 2010, respectively, and $19 million for the twelve months ended December 31, 2010.

Reconciliation of Comprehensive Income

		Three Months Ended	Six Months Ended	Twelve Months Ended
		June 30	June 30	December 31
(Cdn$ millions)	Note	2010	2010	2010
Comprehensive income under Canadian GAAP		267	441	1,168
Differences increasing (decreasing) reported comprehensive income, net of income taxes:
Differences in net income		(10)	(54)	(70)
Foreign Currency Translation	(i)	(4)	(6)	(8)
Employee Benefits	(ii)	—	—	(35)
Comprehensive Income under IFRS		253	381	1,055

(i)                          Foreign Currency Translation

Transitional adjustments reflect the foreign currency exchange impact of the IFRS adjustments during the respective periods.

(ii)                       Employee Benefits

As described in Note 2, actuarial gains and losses are recognized directly in other comprehensive income in the period in which they occur. For the twelve months ended December 31, 2010, actuarial losses on our defined benefit plans reduced other comprehensive income by $35 million.